As filed with the Securities and Exchange Commission on June 27, 2008
Registration No. 333-________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM F-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

AMARIN CORPORATION PLC
(Exact name of Registrant as specified in its charter)

England and Wales (State or other jurisdiction of incorporation or organization)	Not Applicable (I.R.S. Employer Identification No.)

First Floor, Block 3, The Oval
Shelbourne Road, Ballsbridge
Dublin 4, Ireland
+353 1 6699 020
(Address and telephone number of Registrant’s principal executive offices)

Mr. Donald J. Puglisi
Managing Director
Puglisi & Associates
850 Library Avenue, Suite 204
Newark, Delaware  19711
1-302-738-6680
(Name, address, and telephone number of agent for service)

Please send copies of all communications to:

Geoffrey E. Liebmann, Esq.
Cahill Gordon & Reindel LLP
80 Pine Street
New York, New York 10005

Approximate date of commencement of proposed sale to the public: from time to time after the effective date of this Registration Statement.

If only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  

If this form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. 

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (2)	Proposed maximum aggregate offering price (2)	Amount of registration fee

Ordinary shares, par value £0.50 per share (1)	13,043,479 shares	$2.035	$26,543,479.76	$1,043.16

(1)           The ordinary shares will be represented by American Depositary Shares (“ADSs”), each of which currently represents one ordinary share. A separate Registration Statement on Form F-6 (Registration No. 333-147660) has been filed for the registration of ADSs evidenced by American Depositary Receipts issuable upon deposit of the ordinary shares.

(2)           Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) promulgated under the Securities Act of 1933, as amended, based on the average of the high and low sales prices of the ADSs on the Nasdaq Capital Market on June 25, 2008.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. The selling shareholders may not sell the securities offered hereby until the registration statement filed with the Securities and Exchange Commission has been declared effective. This prospectus is not an offer to sell these securities nor is it a solicitation of an offer to buy these securities in any state where the offer and sale is not permitted.

Subject to Completion dated June 26, 2008.

13,043,479 Ordinary Shares

AMARIN CORPORATION PLC

From time to time, the selling shareholders named in this prospectus may offer an aggregate of 13,043,479 ordinary shares, par value £0.50 per share, each represented by one American Depositary Share, or ADS, of Amarin Corporation plc. The selling shareholders are identified in the table commencing on page 19.

Our ADSs, evidenced by American Depositary Receipts, are listed on the Nasdaq Capital Market, the principal trading market for our securities, under the symbol “AMRN”. On June 25, 2008, the closing sale price for our ADSs, each representing one ordinary share, on the Nasdaq Capital Market was $2.05 per ADS.

The ADSs beneficially owned by the selling shareholders may be offered for sale from time to time by the selling shareholders directly or in brokerage transactions at fixed prices, at prevailing market prices, at varying prices determined at the time of sale or at negotiated prices. No representation is made that any ADS will or will not be offered for sale. We will not receive any proceeds from the sale by the selling shareholders of ordinary shares or ADSs.

INVESTING IN THE SECURITIES INVOLVES RISKS.  SEE “RISK FACTORS” BEGINNING ON PAGE 1 TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING THE SECURITIES.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

Amarin Corporation plc
First Floor, Block 3, The Oval
Shelbourne Road, Ballsbridge
Dublin 4, Ireland
+353 1 6699 020

The date of this prospectus is June      , 2008

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form F-3 that we filed with the Securities and Exchange Commission (or the SEC) using a “shelf” registration process. Under this process, the selling shareholders listed in the table commencing on page 19 may, from time to time, sell the offered securities described in this prospectus in one or more offerings, up to a total of 13,043,479 ordinary shares.

We have not authorized any broker, dealer, salesperson or other person to give any information or to make any representation regarding any of the securities offered hereby. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus.

This prospectus does not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction in which an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make an offer or solicitation. You should not assume that the information contained in this prospectus is accurate as of any date other than the date set forth on the front of the document or that any information we have incorporated by reference is correct as of any date other than the date of the document incorporated by reference, even though this prospectus is delivered and securities are sold on another date.

This prospectus does not contain all of the information included in the registration statement and the exhibits thereto. This prospectus includes statements that summarize the contents of contracts and other documents that are filed as exhibits to the registration statement. These statements do not necessarily describe the full contents of such documents, and you should refer to those documents for a complete description of these matters. It is important for you to read and consider all information contained in this prospectus and any prospectus supplement, including the documents referred to in the section entitled “Incorporation by Reference,” together with the additional information described below under the heading “Where You Can Find More Information.”

In this prospectus, “Amarin,” “Company,” “Group,” “we,” “us” and “our” refer to Amarin Corporation plc and its consolidated subsidiaries.  References to “U.S. dollars,” “USD” or “$” are to the lawful currency of the United States, and references to “pounds sterling,” “GBP£” or “£” are to the lawful currency of the United Kingdom.

-i-

RISK FACTORS

You should carefully consider the risks and the information about our business described below, together with all of the other information included or incorporated in this prospectus and any prospectus supplement, before buying securities in this offering.  You should not interpret the order in which these considerations are presented as an indication of their relative importance to you.  The risks and uncertainties described below are not the only ones that we face.  Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business.  If any of the risks and uncertainties mentioned in the risk factors develop into actual events, our business, financial condition and results of operations could be materially and adversely affected, and the trading price of our ADSs and ordinary shares could decline.

We have a history of losses, and we may not be able to attain profitability in the foreseeable future.

We have not been profitable in four of the last five fiscal years.  For the fiscal years ended December 31, 2003, 2004 and 2005, we reported (losses)/profits under U.K. GAAP of approximately $(19.2) million, $3.2 million and $(20.5) million respectively.  For the fiscal years ended December 31, 2006 and 2007, we reported losses under IFRS of approximately $26.8 million and $38.2 million respectively.  Unless and until marketing approval is obtained from either the U.S. Food and Drug Administration, which we refer to as the FDA, or European Medicines Evaluation Agency, which we refer to as the EMEA, for any of our products, or we are otherwise able to acquire rights to products that have received regulatory approval or are at an advanced stage of development and can be readily commercialized, we may not be able to generate sufficient revenues in future periods to enable us to attain profitability.

We acquired Amarin Neuroscience (formerly Laxdale Limited) on October 8, 2004 and Ester Neurosciences Limited on December 5, 2007.  We continue to have limited operations, assets and financial resources.  We currently have no marketable products or other source of revenues other than the Multicell out-licensing contract described herein.  All of our current products are in the development stage.  The development of pharmaceutical products is a capital intensive business.  Therefore, we expect to incur expenses without corresponding revenues at least until we are able to obtain regulatory approval and sell our future products in significant quantities.  This may result in net operating losses until we can generate an acceptable level of revenues, which we may not be able to attain.  Further, even if we do achieve operating revenues, there can be no assurance that such revenues will be sufficient to fund continuing operations.  Therefore, we cannot predict with certainty whether we will ever be able to achieve profitability.

In addition to advancing our existing development pipeline, we may also acquire rights to additional products.  However, we may not be successful in doing so.  We may need to raise additional capital before we can acquire any products.  There is also a risk that any of our development stage products we may acquire will not be approved by the FDA or regulatory authorities in other countries on a timely basis or at all.  The inability to obtain such approvals would adversely affect our ability to generate revenues.

The likelihood of success of our business plan must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with developing and expanding early stage businesses and the regulatory and competitive environment in which we operate.

Our historical financial results do not form an accurate basis for assessing our current business.

As a consequence of divestitures in 2003 and 2004 and our acquisition of Amarin Neuroscience in October 2004 and Ester Neurosciences Limited in December 2007, our historical financial results do not form an accurate basis upon which investors should base an assessment of our business and prospects.  We are now focused on the research, development and commercialization of novel drugs for the central nervous system and cardiovascular disease.  Accordingly, our historical financial results reflect a substantially different business from that currently being conducted.

We may have to issue additional equity, leading to shareholder dilution.

We are committed to issue equity to the former shareholders of Amarin Neuroscience upon the successful achievement of specified milestones for the AMR101 development program (subject to such shareholders’ right to choose cash payment in lieu of equity).  Pursuant to the Amarin Neuroscience share purchase agreement, further success-related milestones will be payable as follows:

Upon receipt of marketing approval in the United States and Europe for the first indication of any product containing Amarin Neuroscience intellectual property, we must make an aggregate stock or cash payment (at the sole option of each of the sellers) of GBP£7.5 million for each of the two potential market approvals (i.e., GBP£15.0 million maximum).  In addition, upon receipt of marketing approval in the United States and Europe for any other product using Amarin Neuroscience intellectual property or for a different indication of a previously approved product, we must make an aggregate stock or cash payment (at the sole option of each of the sellers) of GBP£5.0 million for each of the two potential market approvals (i.e., GBP£10.0 million maximum).  The exchange rate as of May 15, 2008 was approximately $1.9488 per GBP£.

As described under the heading “Unaudited Pro Forma Financial Information” in our report on Form 6-K filed with the SEC on December 5, 2007, if the Monarsen Phase IIa in Myasthenia Gravis (“MG”) clinical study meets its study objectives, we are committed to pay $5 million, at Amarin’s option, in equity or cash, to the former shareholders of Ester Neurosciences Limited.  In addition, upon successful completion of the Monarsen Phase II MG development program with adequate efficacy and safety data that fully supports the commencement of a Phase III clinical study in the U.S., we are committed to pay $6 million, at Amarin’s option, in equity or cash, to the former shareholders of Ester Neurosciences Limited.

In December 2007, we issued $2.75 million in aggregate principal amount of three-year convertible Debentures.  The Debenture holders received five-year warrants to purchase 2.3 million ADSs at an exercise price of $4.80.  If, at any time prior to December 6, 2009, the Company issues ordinary shares, securities convertible into ADSs or ordinary shares, warrants to purchase ADSs or ordinary shares or options to purchase any of the aforementioned warrants at a price that is less than, or converts at a price that is less than, $3.66 (“Down-round Price”), then the exercise price shall be adjusted to equal 130% of the Down-round Price.  The Debentures were redeemed and the principal amount repaid in full on May 29, 2008, however, the warrants issued to the Debenture holders remain outstanding.

Taking account for the one-for-ten consolidation of our ordinary shares on January 18, 2008, as at May 16, 2008 we had 2,052,473 warrants outstanding with a weighted average exercise price of $8.70 per share.  As at May 16, 2008, we also had outstanding employee options to purchase 1,475,481 ordinary shares at an average exercise price of $13.23 per share.

Additionally, in pursuing our growth strategy we will either need to issue new equity as consideration for the acquisition of products, or to otherwise raise additional capital, in which case equity, debt convertible into equity or debt instruments may be issued.  The creation of new shares may lead to dilution of the value of the shares held by our current shareholder base.

If we cannot find additional capital resources, we will have difficulty in operating as a going concern and growing our business.

At December 31, 2007, we had a cash balance of approximately $18.3 million.  On May 13, 2008, we announced a private placement of ordinary shares for up to $60.0 million.  The first tranche from new investors of $28.0 million closed on May 16, 2008.  The first tranche from certain ex-directors and significant shareholders of $2.0 million closed on May 20, 2008.  All the investors will have an option to provide up to an aggregate of $30.0 million in a second tranche upon the completion or waiver of certain business milestones by the Company, potentially over the next 12 months.  There is no certainty that the investors will exercise the option to provide the second tranche of this private placement.  Based upon current business activities, we forecast having sufficient cash to fund operations for at least the next 12 months from May 16, 2008.  We may also require further funds in the future to implement our long-term growth strategy of acquiring additional development stage and/or marketable products, recruiting clinical, regulatory and sales and marketing personnel, and growing our business.  Our ability to execute our business strategy and sustain our infrastructure at our current level will be impacted by whether or not we have sufficient funds.  Depending on market conditions and our ability to maintain financial stability, we may not have access to additional funds on reasonable terms or at all.  Any inability to obtain additional funds when needed would have a material adverse effect on our business and on our ability to operate on an ongoing basis.

We may be dependent upon the success of a limited range of products.

On April 24, 2007, we reported top-line results from our two Phase III clinical trials of AMR101 to treat Huntington’s disease.   Study data showed no statistically significant difference in either study between AMR101 and placebo with regard to the primary and secondary endpoints at 6-months of treatment.  The adverse clinical trial data on AMR101 for Huntington’s disease could materially affect our ability to develop the product for Huntington’s disease and for other therapeutic indications.  If development efforts for our products are not successful for any indications or if they are not approved by the FDA, or if adequate demand for our products is not generated, our business will be materially and adversely affected.  Although we intend to bring additional products forward from our research and development efforts, even if we are successful in doing so, the range of products we will be able to commercialize may be limited.  This could restrict our ability to respond to adverse business conditions.  If we are not successful in developing any future product or products, or if there is not adequate demand for any such products or the market for such product develops less rapidly than we anticipate, we may not have the ability to shift our resources to the development of alternative products.  As a result, the limited range of products we intend to develop could constrain our ability to generate revenues and achieve profitability.

Our ability to generate revenues depends on obtaining regulatory approvals for our products.

In order to successfully commercialize a product, we will be required to conduct all tests and clinical trials needed in order to meet regulatory requirements, to obtain applicable regulatory approvals, and to prosecute patent applications.  The costs of developing and obtaining regulatory approvals for pharmaceutical products can be substantial.  Our ability to commercialize any of our products in development is dependent upon the success of development efforts in clinical studies.  If these clinical trials fail to produce satisfactory results, or if we are unable to maintain the financial and operational capability to complete these development efforts, we may be unable to generate revenues.  Even if we obtain regulatory approvals, the timing or scope of any approvals may prohibit or reduce our ability to commercialize products successfully.  For example, if the approval process takes too long, we may miss market opportunities and give other companies the ability to develop competing products.  Additionally, the terms of any approvals may not have the scope or breadth needed for us to commercialize products successfully.

We may not be successful in developing or marketing future products if we cannot meet extensive regulatory requirements of the FDA and other regulatory agencies for quality, safety and efficacy.

Our long-term strategy involves the development of products we may acquire from third parties.  The success of these efforts is dependent in part upon the ability of the Group, its contractors, and its products to meet and to continue to meet regulatory requirements in the jurisdictions where we ultimately intend to sell such products.  The development, manufacture and marketing of pharmaceutical products are subject to extensive regulation by governmental authorities in the United States, the European Union, Japan and elsewhere.  In the United States, the FDA generally requires pre-clinical testing and clinical trials of each drug to establish its safety and efficacy and extensive pharmaceutical development to ensure its quality before its introduction into the market.  Regulatory authorities in other jurisdictions impose similar requirements.  The process of obtaining regulatory approvals is lengthy and expensive and the issuance of such approvals is uncertain.  The commencement and rate of completion of clinical trials may be delayed by many factors, including:

•	the inability to manufacture sufficient quantities of qualified materials under current good manufacturing practices for use in clinical trials;

•	slower than expected rates of patient recruitment;

•	the inability to observe patients adequately after treatment;

•	changes in regulatory requirements for clinical trials;

•	the lack of effectiveness during clinical trials;

•	unforeseen safety issues;

•	delay, suspension, or termination of a trial by the institutional review board responsible for overseeing the study at a particular study site; and

•	government or regulatory delays or “clinical holds” requiring suspension or termination of a trial.

Even if we obtain positive results from early stage pre-clinical or clinical trials, we may not achieve the same success in future trials.  Clinical trials that we conduct may not provide sufficient safety and effectiveness data to obtain the requisite regulatory approvals for product candidates.  The failure of clinical trials to demonstrate safety and effectiveness for our desired indications could harm the development of that product candidate as well as other product candidates, and our business and results of operations would suffer.

Any approvals that are obtained may be limited in scope, or may be accompanied by burdensome post-approval study or other requirements.  This could adversely affect our ability to earn revenues from the sale of such products.  Even in circumstances where products are approved by a regulatory body for sale, the regulatory or legal requirements may change over time, or new safety or efficacy information may be identified concerning a product, which may lead to the withdrawal of a product from the market.  Additionally, even after approval, a marketed drug and its manufacturer are subject to continual review.  The discovery of previously unknown problems with a product or manufacturer may result in restrictions on that product or manufacturer, including withdrawal of the product from the market, which would have a negative impact on our potential revenue stream.

After approval, our products will be subject to extensive government regulation.

Once a product is approved, numerous post-approval requirements apply.  Among other things, the holder of an approved NDA or other license is subject to periodic and other monitoring and reporting obligations enforced by the FDA and other regulatory bodies, including obligations to monitor and report adverse events and instances of the failure of a product to meet the specifications in the approved application.  Application holders must also submit advertising and other promotional material to regulatory authorities and report on ongoing clinical trials.

Advertising and promotional materials must comply with FDA rules in addition to other potentially applicable federal and local laws in the United States and in other countries.  In the United States, the distribution of product samples to physicians must comply with the requirements of the U.S. Prescription Drug Marketing Act.  Manufacturing facilities remain subject to FDA inspection and must continue to adhere to the FDA’s current good manufacturing practice requirements.  Application holders must obtain FDA approval for product and manufacturing changes, depending on the nature of the change.  Sales, marketing, and scientific/educational grant programs must also comply with the U.S. Medicare-Medicaid Anti-Fraud and Abuse Act, as amended, the U.S. False Claims Act, as amended, and similar state laws.  Pricing and rebate programs must comply with the U.S. Medicaid rebate requirements of the Omnibus Budget Reconciliation Act of 1990, as amended.  If products are made available to authorized users of the U.S. Federal Supply Schedule of the General Services Administration, additional laws and requirements apply.  All of these activities are also potentially subject to U.S. federal and state consumer protection and unfair competition laws.  Similar requirements exist in all of these areas in other countries.

Depending on the circumstances, failure to meet these post-approval requirements can result in criminal prosecution, fines or other penalties, injunctions, recall or seizure of products, total or partial suspension of production, denial or withdrawal of pre-marketing product approvals, or refusal to allow us to enter into supply contracts, including government contracts.  In addition, even if we comply with FDA and other requirements, new information regarding the safety or effectiveness of a product could lead the FDA to modify or withdraw a product approval.  Adverse regulatory action, whether pre or post-approval, can potentially lead to product liability claims and increase our product liability exposure.  We must also compete against other products in qualifying for reimbursement under applicable third party payment and insurance programs.

Our future products may not be able to compete effectively against those of our competitors.

Competition in the pharmaceutical industry is intense and is expected to increase.  If we are successful in completing the development of any of our products, we may face competition to the extent that other pharmaceutical companies are able to develop products for the treatment of similar indications.  Potential competitors in this market may include companies with greater resources and name recognition than us.  Furthermore, to the extent we are able to acquire or develop additional marketable products in the future such products will compete with a variety of other products within the United States or elsewhere, possibly including established drugs and major brand names.  Competitive factors, including generic competition, could force us to lower prices or could result in reduced sales.  In addition, new products developed by others could emerge as competitors to our future products.  Products based on new technologies or new drugs could render our products obsolete or uneconomical.

Our potential competitors both in the United States and Europe may include large, well-established pharmaceutical companies, specialty pharmaceutical sales and marketing companies, and specialized neurology companies.  In addition, we may compete with universities and other institutions involved in the development of technologies and products that may compete with ours.  Many of our competitors will likely have greater resources than us, including financial, product development, marketing, personnel and other resources.  Should a competing product obtain marketing approval prior to any of our products, this would significantly erode the projected revenue streams for our product.

The success of our future products will also depend in large part on the willingness of physicians to prescribe these products to their patients.  Our future products may compete against products that have achieved broad recognition and acceptance among medical professionals.  In order to achieve an acceptable level of subscriptions for our future products, we must be able to meet the needs of both the medical community and end users with respect to cost, efficacy and other factors.

Our supply of future products could be dependent upon relationships with manufacturers and key suppliers.

We have no in-house manufacturing capacity and, to the extent we are successful in completing the development of our products and/or acquiring or developing other marketable products in the future, we will be obliged to rely on contract manufacturers to produce our products.  We may not be able to enter into manufacturing arrangements on terms that are favorable to us.  Moreover, if any future manufacturers should cease doing business with us or experience delays, shortages of supply or excessive demands on their capacity, we may not be able to obtain adequate quantities of product in a timely manner, or at all.  Manufacturers are required to comply with current NDA commitments and good manufacturing practices requirements enforced by the FDA, and similar requirements of other countries.  The failure by a future manufacturer to comply with these requirements could affect its ability to provide us with product.  Any manufacturing problem or the loss of a contract manufacturer could be disruptive to our operations and result in lost sales.

Additionally, we will be reliant on third parties to supply the raw materials needed to manufacture our potential products.  Any reliance on suppliers may involve several risks, including a potential inability to obtain critical materials and reduced control over production costs, delivery schedules, reliability and quality.  Any unanticipated disruption to future contract manufacture caused by problems at suppliers could delay shipment of products, increase our cost of goods sold and result in lost sales.

We may not be able to grow our business unless we can acquire and market or in-license new products.

We are pursuing a strategy of product acquisitions and in-licensing in order to supplement our own research and development activity.  For example, in December 2007, we acquired the entire issued share capital of Ester Neurosciences Limited whose lead product, EN101, is currently in Phase IIa clinical development to treat myasthenia gravis, a debilitating neuromuscular disease; in March 2007, we acquired the global rights to a novel, nasal lorazepam formulation for the out-patient treatment of emergency seizures in epilepsy patients, specifically status epilepticus and acute repetitive seizures; and in May 2006, we acquired the global rights to a novel formulation of apomorphine for the treatment of “off” episodes in patients with advanced Parkinson’s disease.  Our success in this regard will be dependent on our ability to identify other companies that are willing to sell or license product lines to us.  We will be competing for these products with other parties, many of whom have substantially greater financial, marketing and sales resources than we do.  Even if suitable products are available, depending on competitive conditions, we may not be able to acquire rights to additional products on acceptable terms, or at all.  Our inability to acquire additional products or successfully introduce new products could have a material adverse effect on our business.

In order to commercialize our future products, we will need to establish a sales and marketing capability.

At present, we do not have any sales or marketing capability since all of our products are currently in the development stage.  However, if we are successful in obtaining regulatory approval for any product for any indication, we may directly commercialize this product for that indication in the U.S. market.  Similarly, to the extent we execute our long-term strategy of expanding our portfolio by developing or acquiring additional marketable products, we intend to directly sell our neurology products in the United States.  In order to market new products, we will need to add marketing and sales personnel who have expertise in the pharmaceuticals business.  We must also develop the necessary supporting distribution channels.  Although we believe we can build the required infrastructure, we may not be successful in doing so if we cannot attract personnel or generate sufficient capital to fund these efforts.  Failure to establish a sales force and distribution network in the U.S. would have a material adverse effect on our ability to grow our business.

The planned expansion of our business may strain our resources.

Our strategy for growth includes potential acquisitions of new products for development and the introduction of these products to the market.  Since we currently operate with limited resources, the addition of such new products could require a significant expansion of our operations, including the recruitment, hiring and training of additional personnel, particularly those with a clinical or regulatory background.  Any failure to recruit necessary personnel could have a material adverse effect on our business.  Additionally, the expansion of our operations and work force could create a strain on our financial and management resources and it may require us to add management personnel.

We may incur potential liabilities relating to discontinued operations or products.

In October 2003, we sold Gacell Holdings AB, the Swedish holding company of Amarin Development AB, which we refer to as ADAB, our Swedish drug development subsidiary, to Watson Pharmaceuticals, Inc.  In February 2004, we sold our U.S. subsidiary, Amarin Pharmaceuticals Inc., and certain assets, to Valeant.  In connection with these transactions, we provided a number of representations and warranties to Watson and Valeant regarding the respective businesses sold to them, and other matters, and we undertook to indemnify Watson and Valeant under certain circumstances for breaches of such representations and warranties.  We are not aware of any circumstances which could reasonably be expected to give rise to an indemnification obligation under our agreements with either Watson or Valeant.  However, we cannot predict whether matters may arise in the future which were not known to us and which, under the terms of the relevant agreements, could give rise to a claim against us.

We will be dependent on patents, proprietary rights and confidentiality.

Because of the significant time and expense involved in developing new products and obtaining regulatory approvals, it is very important to obtain patent and trade secret protection for new technologies, products and processes.  Our ability to successfully implement our business plan will depend in large part on our ability to:

•	acquire patented or patentable products and technologies;

•	obtain and maintain patent protection for our current and acquired products;

•	preserve any trade secrets relating to our current and future products; and

•	operate without infringing the proprietary rights of third parties.

Although we intend to make reasonable efforts to protect our current and future intellectual property rights and to ensure that any proprietary technology we acquire does not infringe the rights of other parties, we may not be able to ascertain the existence of all potentially conflicting claims.  Therefore, there is a risk that third parties may make claims of infringement against our current or future products or technologies.  In addition, third parties may be able to obtain patents that prevent the sale of our current or future products or require us to obtain a license and pay significant fees or royalties in order to continue selling such products.

We may in the future discover the existence of products that infringe upon patents that we own or that have been licensed to us.  Although we intend to protect our trade secrets and proprietary know-how through confidentiality agreements with our manufacturers, employees and consultants, we may not be able to prevent our competitors from breaching these agreements or third parties from independently developing or learning of our trade secrets.

We anticipate that competitors may from time to time oppose our efforts to obtain patent protection for new technologies or to submit patented technologies for regulatory approvals.  Competitors may seek to challenge patent applications or existing patents to delay the approval process, even if the challenge has little or no merit.  Patent challenges are generally highly technical, time consuming and expensive to pursue.  Were we to be subject to one or more patent challenges, that effort could consume substantial time and resources, with no assurances of success, even when holding an issued patent.

The loss of any key management or qualified personnel could disrupt our business.

We are highly dependent upon the efforts of our senior management.  The loss of the services of one or more members of senior management could have a material adverse effect on us.  As a small company with a streamlined management structure, the departure of any key person could have a significant impact and would be potentially disruptive to our business until such time as a suitable replacement is hired.  Furthermore, because of the specialized nature of our business, as our business plan progresses we will be highly dependent upon our ability to attract and retain qualified scientific, technical and key management personnel.  There is intense competition for qualified personnel in the areas of our activities.  In this environment, we may not be able to attract and retain the personnel necessary for the development of our business, particularly if we do not achieve profitability.  The failure to recruit key scientific, technical and management personnel would be detrimental to our ability to implement our business plan.

We are subject to continuing potential product liability.

Although we disposed of the majority of our former products during 2003 and 2004, we remain subject to the potential risk of product liability claims relating to the manufacturing and marketing of our former products during the period prior to their divestiture.  Any person who is injured as a result of using one of our former products during our period of ownership may have a product liability claim against us without having to prove that we were at fault.  The potential for liability exists despite the fact that our former subsidiary, Amarin Pharmaceuticals Inc. conducted all sales and marketing activities with respect to such products.  Although we have not retained any liabilities of Amarin Pharmaceuticals Inc. in this regard, as the prior holder of ownership rights to such former products, third parties could seek to assert potential claims against us.  Since we distributed and sold our products to a wide number of end users, the risk of such claims could be material.

We do not at present carry product liability insurance to cover any such risks.  If we were to seek insurance coverage, we may not be able to maintain product liability coverage on acceptable terms if our claims experience results in high rates, or if product liability insurance otherwise becomes costlier or unavailable because of general economic, market or industry conditions.  If we add significant products to our portfolio, we will require product liability coverage and may not be able to secure such coverage at reasonable rates or at all.

Product liability claims could also be brought by persons who took part in clinical trials involving our current or former development stage products.  A successful claim brought against us could have a material adverse effect on our business.  Amarin does not carry product liability insurance to cover clinical trials.

Amarin was responsible for the sales and marketing of Permax from May 2001 until February 2004.   On May 17, 2001, Amarin acquired the U.S. sales and marketing rights to Permax from Elan.   An affiliate of Elan had previously obtained the licensing rights to Permax from Eli Lilly and Company in 1993.   Eli Lilly originally obtained approval for Permax on December 30, 1988, and has been responsible for the manufacture and supply of Permax since that date.  On February 25, 2004, Amarin sold its U.S. subsidiary, Amarin Pharmaceuticals, Inc., including the rights to Permax, to Valeant Pharmaceuticals International.

In late 2002, Eli Lilly, as the holder of the NDA for Permax, received a recommendation from the U.S. Food and Drug Administration (“FDA”) to consider making a change to the package insert for Permax based upon the very rare observation of cardiac valvulopathy in patients taking Permax.   While Permax has not been definitely proven as the cause of this condition, similar reports have been notified in patients taking other ergot-derived pharmaceutical products, of which Permax is an example.   In early 2003, Eli Lilly amended the package insert for Permax to reflect the risk of cardiac valvulopathy in patients taking Permax and also sent a letter to a number of doctors in the United States describing this potential risk.   Causation has not been established, but is thought to be consistent with other fibrotic side effects observed in Permax.

On March 29, 2007, the FDA announced that the manufacturers of pergolide drug products will voluntarily remove these drug products, including Permax, from the market.   Further information about the removal of Permax and other pergolide drug products is available on the FDA’s website.

During 2007, one lawsuit alleging claims related to cardiac valvulopathy and Permax was pending in the United States and currently remains pending.   Eli Lilly, Elan, Valeant, Amarin Pharmaceuticals Inc., Athena Neurosciences, Inc., and Amarin are named as defendants in this lawsuit, and are defending against the claims and allegations.  The case is currently in discovery.  In addition, a lawsuit alleging claims related to cardiac valvulopathy and Permax was filed in March 2008 and is currently pending in the United States.  Eli Lilly, Elan, Valeant and Amarin are named as defendants in this lawsuit.  Amarin has not been formally served with the complaint from this lawsuit.

Two other claims related to cardiac valvulopathy and Permax and one claim related to compulsive gambling and Permax are or were being threatened against Eli Lilly, Elan, and/or Valeant, and could possibly implicate Amarin.

The Group has reviewed the position and having taken external legal advice considers the potential risk of significant liability arising for Amarin from these legal actions to be remote.  No provision is booked in the accounts at December 31, 2007.

The price of our ADSs and ordinary shares may be volatile.

The stock market has from time to time experienced significant price and volume fluctuations that may be unrelated to the operating performance of particular companies.  In addition, the market prices of the securities of many pharmaceutical and medical technology companies have been especially volatile in the past, and this trend is expected to continue in the future.  Our ADSs may also be subject to volatility as a result of their limited trading market.  At December 31, 2007 we had 132,712,369 ADSs representing ordinary shares outstanding and 6,345,001 ordinary shares outstanding (which are not held in the form of ADSs).  Taking account for the one-for-ten consolidation of our ordinary shares on January 18, 2008, we currently have 26,194,987 ADSs representing ordinary shares outstanding and 851,729 ordinary shares outstanding (which are not held in the form of ADSs).  There is a risk that there may not be sufficient liquidity in the market to accommodate significant increases in selling activity or the sale of a large block of our securities.  Our ADSs have historically had limited trading volume, which may also result in volatility.  During the twelve-month period ending December 31, 2007, the average daily trading volume for our ADSs was 1,161,203 ADSs.

If our public float and the level of trading remain at limited levels over the long term, this could result in volatility and increase the risk that the market price of our ADSs and ordinary shares may be affected by factors such as:

•	the announcement of new products or technologies;

•	innovation by us or our competitors;

•	developments or disputes concerning any future patent or proprietary rights;

•	actual or potential medical results relating to our products or our competitors’ products;

•	interim failures or setbacks in product development;

•	regulatory developments in the United States, the European Union or other countries;

•	currency exchange rate fluctuations; and

•	period-to-period variations in our results of operations.

The issuances of ADSs and ordinary shares upon the exercise of our securities will dilute the ownership interest of existing stockholders, including stockholders who had previously exercised their warrants.

The issuances of ADSs and ordinary shares in connection with the exercise of our warrants will dilute the ownership interest of existing stockholders.  Any sales in the public market of the ADSs and ordinary shares issuable upon such exercise could adversely affect prevailing market prices of our ADSs and ordinary shares.

Future sales of our ADSs and/or ordinary shares in the public market could lower the market price for our ADSs and/or ordinary shares.

In the future, we may sell additional ADSs and/or ordinary shares to raise capital or pursuant to contractual obligations.  See “We may have to issue additional equity, leading to shareholder dilution.”  We cannot predict the size of future issuances or sales of our ADSs and/or ordinary shares to raise capital or the effect, if any, that they may have on the market price for our ADSs and/or ordinary shares.  The issuances and sales of substantial amounts of ADSs and/or ordinary shares, or the perception that such issuances and sales may occur, could adversely affect the market price of our ADSs and/or ordinary shares.

U.S. holders of our ordinary shares or ADSs could be subject to material adverse tax consequences if we are considered a PFIC for U.S. federal income tax purposes.

There is a risk that we will be classified as a passive foreign investment company, or “PFIC”, for U.S. federal income tax purposes.  Our status as a PFIC could result in a reduction in the after-tax return to U.S. Holders of our ordinary shares or ADSs and may cause a reduction in the value of such shares.  We will be classified as a PFIC for any taxable year in which (i) 75% or more of our gross income is passive income or (ii) at least 50% of the average value of all our assets produce or are held for the production of passive income.  For this purpose, passive income includes interest, gains from the sale of stock, and royalties that are not derived in the active conduct of a trade or business.  Because we receive interest and may receive royalties, there is a risk that we will be considered a PFIC under the income test described above.  In addition, because of our cash position and our ownership of patents, there is a risk that we will be considered a PFIC under the asset test described above.  While we believe that the PFIC rules were not intended to apply to companies such as us that focus on research, development and commercialization of drugs, no assurance can be given that the U.S. Internal Revenue Service or a U.S. court would determine that, based on the composition of our income and assets, we are not a PFIC currently or in the future.  If we were classified as a PFIC, U.S. Holders of our ordinary shares or ADSs could be subject to greater U.S. income tax liability than might otherwise apply, imposition of U.S. income tax in advance of when tax would otherwise apply, and detailed tax filing requirements that would not otherwise apply.  The PFIC rules are complex and a U.S. Holder of our ordinary shares or ADSs is urged to consult its own tax advisors regarding the possible application of the PFIC rules to it in its particular circumstances.

U.S. holders of our ordinary shares or ADSs may be subject to U.S. income taxation at ordinary income tax rates on undistributed earnings and profits.

Given our current ownership, we expect that we will be a controlled foreign corporation, (“CFC”) for the taxable year 2008 and we may be classified as a CFC in future taxable years. If we are classified as a CFC for U.S. federal income tax purposes, any shareholder that is a U.S. person that owns directly, indirectly or by attribution, 10% or more of the voting power of our outstanding shares may be subject to current U.S. income taxation at ordinary income tax rates on all or a portion of the Company’s undistributed earnings and profits attributable to “subpart F income.”  Such 10% shareholder may also be taxable at ordinary income tax rates on any gain realized on a sale of ordinary shares or ADSs to the extent of the Company’s current and accumulated earnings and profits attributable to such shares. The CFC rules are complex and U.S. Holders of our Ordinary shares or ADSs are urged to consult their own tax advisors regarding the possible application of the CFC rules to them in their particular circumstances.

The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.

We are incorporated under English law and our ordinary shares were admitted to trading on the AIM market of the London Stock Exchange and the IEX market of the Irish Stock Exchange on July 17, 2006.  The rights of holders of ordinary shares and, therefore, certain of the rights of holders of ADSs, are governed by English law, including the provisions of the Companies Act 1985 (as amended) that remain in force and the Companies Act 2006 (together the “Companies Acts”), and by our memorandum and articles of association and the Group is subject to the rules of AIM and IEX.  These rights differ in certain respects from the rights of shareholders in typical U.S. corporations.  The principal differences include the following:

•
Under English law, each shareholder present at a meeting has only one vote unless a valid demand is made for a vote on a poll, in which each holder gets one vote per share owned.  Under U.S. law, each shareholder typically is entitled to one vote per share at all meetings.  Under English law, it is only on a poll that the number of shares determines the number of votes a holder may cast.  You should be aware, however, that the voting rights of ADSs are also governed by the provisions of a deposit agreement with our depositary bank.

•
Under English law, each shareholder generally has pre-emptive rights to subscribe on a proportionate basis to any issuance of shares.  Under U.S. law, shareholders generally do not have pre-emptive rights unless specifically granted in the certificate of incorporation or otherwise.

•
Under English law, certain matters require the approval of 75% of the shareholders, including amendments to the memorandum and articles of association.  This may make it more difficult for us to complete corporate transactions deemed advisable by our board of directors.  Under U.S. law, generally only majority shareholder approval is required to amend the certificate of incorporation or to approve other significant transactions.  Under the rules of AIM and IEX, certain transactions require the approval of 50% of the shareholders, including disposals resulting in a fundamental change of business and reverse takeovers.  In addition, certain transactions with a party related to the Group for the purposes of the AIM rules requires that the Group consult with its nominated adviser as to whether the transaction is fair and reasonable as far as shareholders are concerned.

•
Under English law, shareholders may be required to disclose information regarding their equity interests upon our request, and the failure to provide the required information could result in the loss or restriction of rights attaching to the shares, including prohibitions on the transfer of the shares, as well as restrictions on dividends and other payments.  Comparable provisions generally do not exist under U.S. law.

•
The quorum requirements for a shareholders’ meeting is a minimum of two persons present in person or by proxy.  Under U.S. law, a majority of the shares eligible to vote must generally be present (in person or by proxy) at a shareholders’ meeting in order to constitute a quorum.  The minimum number of shares required for a quorum can be reduced pursuant to a provision in a company’s certificate of incorporation or bylaws, but typically not below one-third of the shares entitled to vote at the meeting.

U.S. shareholders may not be able to enforce civil liabilities against us.

A number of our directors and executive officers and those of each of our subsidiaries, including Amarin Finance Limited, are non-residents of the United States, and all or a substantial portion of the assets of such persons are located outside the United States.  As a result, it may not be possible for investors to affect service of process within the United States upon such persons or to enforce against them judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States.  We have been advised by our English solicitors that there is doubt as to the enforceability in England in original actions, or in actions for enforcement of judgments of U.S. courts, of civil liabilities to the extent predicated upon the federal securities laws of the United States.  Amarin Finance Limited is an exempted company limited by shares organized under the laws of Bermuda.  We have been advised by our Bermuda attorneys that uncertainty exists as to whether courts in Bermuda will enforce judgments obtained in other jurisdictions (including the United States) against us or our directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against us or our directors or officers under the securities laws of other jurisdictions.

Foreign currency fluctuations may affect our future financial results or cause us to incur losses.

We prepare our financial statements in U.S. Dollars.  Since our strategy involves the development of products for the U.S. market, a significant part of our clinical trial expenditures are denominated in U.S. Dollars and we anticipate that the majority of our future revenues will be denominated in U.S. Dollars.  However, a significant portion of our costs are denominated in pounds sterling, euro and shekel as a result of our being engaged in activities in the United Kingdom, the European Union and Israel.  As a consequence, the results reported in our financial statements are potentially subject to the impact of currency fluctuations between the U.S. Dollar on the one hand, and pounds sterling, euro or shekel on the other hand.  We are focused on development activities and do not anticipate generating ongoing revenues in the short-term.  Accordingly, we do not engage in significant currency hedging activities in order to limit the risk of exchange rate fluctuations.  However, if we should commence commercializing any products in the United States, changes in the relation of the U.S. Dollar to the pound sterling, euro and/or the shekel may affect our revenues and operating margins.  In general, we could incur losses if the U.S. Dollar should become devalued relative to pounds sterling, euro and/or the shekel.

We do not currently have the capability to undertake manufacturing of any potential products.

We have not invested in manufacturing and have no manufacturing experience.  We cannot assure you that we will successfully manufacture any product we may develop, either independently or under manufacturing arrangements, if any, with third party manufacturers.  To the extent that we enter into contractual relationships with other companies to manufacture our products, if any, the success of those products may depend on the success of securing and maintaining contractual relationships with third party manufacturers (and any sub-contractors they engage).

We do not currently have the capability to undertake marketing, or sales of any potential products.

We have not invested in marketing or product sales resources.  We cannot assure you that we will be able to acquire such resources.  We cannot assure you that we will successfully market any product we may develop, either independently or under marketing arrangements, if any, with other companies.  To the extent that we enter into contractual relationships with other companies to market our products, if any, the success of such products may depend on the success of securing and maintaining such contractual relationships and the efforts of those other companies (and any sub-contractors they engage).

We have limited personnel to oversee outsourced clinical testing and the regulatory approval process.

It is likely that we will also need to hire additional personnel skilled in the clinical testing and regulatory compliance process if we develop additional product candidates with commercial potential.  We do not currently have the capability to conduct clinical testing in-house and do not currently have plans to develop such a capability.  We outsource our clinical testing to contract research organizations.  We currently have a limited number of employees and certain other outside consultants who oversee the contract research organizations involved in clinical testing of our compounds.

We cannot assure you that our limited oversight of the contract research organizations will suffice to avoid significant problems with the protocols and conduct of the clinical trials.

We depend on contract research organizations to conduct our pre-clinical and our clinical testing.  We have engaged and intend to continue to engage third party contract research organizations and other third parties to help us develop our drug candidates.  Although we have designed the clinical trials for drug candidates, the contract research organizations will be conducting all of our clinical trials.  As a result, many important aspects of our drug development programs have been and will continue to be outside of our direct control.  In addition, the contract research organizations may not perform all of their obligations under arrangements with us.  If the contract research organizations do not perform clinical trials in a satisfactory manner or breach their obligations to us, the development and commercialization of any drug candidate may be delayed or precluded.  We cannot control the amount and timing of resources these contract research organizations devote to our programs or product candidates.  The failure of any of these contract research organizations to comply with any governmental regulations would substantially harm our development and marketing efforts and delay or prevent regulatory approval of our drug candidates.  If we are unable to rely on clinical data collected by others, we could be required to repeat, extend the duration of, or increase the size of our clinical trials and this could significantly delay commercialization and require significantly greater expenditures.

Despite the use of confidentiality agreements and/or proprietary rights agreements, which themselves may be of limited effectiveness, it may be difficult for us to protect our trade secrets.

We rely on trade secrets to protect technology in cases when we believe patent protection is not appropriate or obtainable.  However, trade secrets are difficult to protect.  While we require certain of our academic collaborators, contractors and consultants to enter into confidentiality agreements, we may not be able to adequately protect our trade secrets or other proprietary information.

Potential technological changes in our field of business create considerable uncertainty.

We are engaged in the biopharmaceutical field, which is characterized by extensive research efforts and rapid technological progress.  New developments in research are expected to continue at a rapid pace in both industry and academia.  We cannot assure you that research and discoveries by others will not render some or all of our programs or product candidates uncompetitive or obsolete.

Our business strategy is based in part upon new and unproven technologies to the development of biopharmaceutical products for the treatment of neurological disorders.  We cannot assure you that unforeseen problems will not develop with these technologies or applications or that commercially feasible products will ultimately be developed by us.

Third-party reimbursement and health care cost containment initiatives and treatment guidelines may constrain our future revenues.

Our ability to market successfully our existing and future new products will depend in part on the level of reimbursement that government health administration authorities, private health coverage insurers and other organizations provide for the cost of our products and related treatments.  Countries in which our products are sold through reimbursement schemes under national health insurance programs frequently require that manufacturers and sellers of pharmaceutical products obtain governmental approval of initial prices and any subsequent price increases.  In certain countries, including the United States, government-funded and private medical care plans can exert significant indirect pressure on prices.  We may not be able to sell our products profitably if adequate prices are not approved or reimbursement is unavailable or limited in scope.  Increasingly, third-party payers attempt to contain health care costs in ways that are likely to impact our development of products including:

•	failing to approve or challenging the prices charged for health care products;

•	introducing reimportation schemes from lower priced jurisdictions;

•	limiting both coverage and the amount of reimbursement for new therapeutic products;

•	denying or limiting coverage for products that are approved by the regulatory agencies but are considered to be experimental or investigational by third-party payers;

•	refusing to provide coverage when an approved product is used in a way that has not received regulatory marketing approval; and

•	refusing to provide coverage when an approved product is not appraised favorably by the National Institute for Clinical Excellence in the U.K., or similar agencies in other countries.

We are undergoing significant organizational change.  Failure to manage disruption to the business or the loss of key personnel could have an adverse effect on our business.

We are making significant changes to both our management structure and the locations from which we operate.  As a result of this, in the short term, morale may be lowered and key employees may decide to leave, or may be distracted from their usual role.  This could result in delays in development projects, failure to achieve managerial targets or other disruption to the business which could have material adverse affects on our business and results of operations.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements.  These forward-looking statements relate, among other things, to our future capital needs, our ability to acquire or develop additional marketable products, acceptance of our products by prescribers and end-users, competitive factors, and our marketing and sales plans.  In addition, we may make forward-looking statements in future filings with the SEC and in written material, press releases and oral statements issued by or on behalf of us.  Forward-looking statements include statements regarding our intent, belief or current expectations or those of our management regarding various matters, including statements that include forward-looking terminology such as “may,” “will,” “should,” “believes,” “expects,” “anticipates,” “estimates,” “continues,” or similar expressions.

Forward-looking statements are subject to risks and uncertainties, certain of which are beyond our control.  Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including the factors described in the “Risk Factors” section beginning on page 1.  Some, but not all, of these factors are the timing of our future capital needs and our ability to raise additional capital when needed, our ability to obtain regulatory approval for our products, uncertainty of market acceptance of our products, our ability to compete with other pharmaceutical companies, our ability to develop or acquire new products, problems with important third-party manufacturers on whom we rely, our ability to attract and retain key personnel, and implementation and enforcement of government regulations.  This list of factors is not exclusive and other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.

All forward-looking statements in this prospectus are based on information available to us on the date hereof.  We may not be required to publicly update or revise any forward-looking statements that may be made by us or on our behalf, in this prospectus or otherwise, whether as a result of new information, future events or other reasons.  Because of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus might not transpire.

INCORPORATION BY REFERENCE

The SEC allows us to incorporate by reference documents we file with the SEC, which means that we can disclose information to you by referring you to those documents.  The information incorporated by reference is considered to be part of this prospectus, and certain later information that we file with the SEC will automatically update and supersede this information.  We incorporate by reference the following documents:

(i)	our annual report on Form 20-F for the fiscal year ended December 31, 2007 filed on May 19, 2008; and

(ii)
our reports on Form 6-K dated January 8, 2008, January 9, 2008, January 10, 2008, January 17, 2008, January 18, 2008, January 28, 2008, February 1, 2008, February 4, 2008, February 11, 2008, March 3, 2008, May 14, 2008, May 19, 2008, May 22, 2008 and June 19, 2008.

All annual reports we file with the SEC pursuant to the Securities Exchange Act of 1934 on Form 20-F after the date of this prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference into this prospectus and to be part hereof from the date of filing of such documents.  We may incorporate by reference any report on Form 6-K subsequently submitted to the SEC by identifying in such Form that it is being incorporated by reference into this prospectus.

We will provide without charge to each person to whom a copy of this prospectus has been delivered, upon the written or oral request of any such person to us, a copy of any or all of the documents referred to above that have been or may be incorporated into this prospectus by reference, including exhibits to such documents, unless such exhibits are specifically incorporated by reference to such documents.  Requests for such copies should be directed to Amarin Corporation plc, First Floor, Block 3, The Oval, Shelbourne Road, Ballsbridge, Dublin 4, Ireland, Attention: Company Secretary, telephone +353 1 6699 020.

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. This prospectus is an offer to sell or to buy only the securities referred to in this prospectus, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or any prospectus supplement is current only as of the date on the front page of those documents. Also, you should not assume that there has been no change in our affairs since the date of this prospectus or any applicable prospectus supplement.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers.  You may read and copy any materials filed with the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The registration statement of which this prospectus is a part, and other public filings with the SEC, are also available on the website maintained by the SEC at http://www.sec.gov.

We provide Citibank N.A., as depositary under the deposit agreement between us, the depositary and registered holders of the American Depositary Receipts evidencing ADSs, with annual reports, including a review of operations, and annual audited consolidated financial statements prepared in conformity with International Financial Reporting Standards, or IFRS.  Upon receipt of these reports, the depositary is obligated to promptly mail them to all record holders of ADSs.  We also furnish to the depositary all notices of meetings of holders of ordinary shares and other reports and communications that are made generally available to holders of ordinary shares.  The depositary has undertaken in the deposit agreement to mail to all holders of ADSs a notice containing the information contained in any notice of a shareholders’ meeting received by the depositary, or a summary of such information.  The depositary has also undertaken in the deposit agreement to make available to all holders of ADSs such notices and all other reports and communications received by the depositary in the same manner as we make them available to holders of ordinary shares.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a public limited company incorporated in England and Wales.  A number of our directors and executive officers are non-residents of the United States, and all or a substantial portion of the assets of such persons are located outside the United States.  As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against them in U.S. courts judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States.  We have been advised by our English solicitors that there is doubt as to the enforceability in England, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities to the extent predicated upon the federal securities laws of the United States.

USE OF PROCEEDS

All of the ordinary shares offered by this prospectus are being offered by the selling shareholders listed in the table commencing on page 19. We will not receive any proceeds from sales of ordinary shares by the selling shareholders.

We will pay the expenses of the offering other than any underwriters' discounts and commissions and any fees and disbursements of counsel to the selling shareholders.  We expect that the selling shareholders will sell their ordinary shares as described under “Plan of Distribution”.

DETERMINATION OF OFFERING PRICE

We have established an American Depositary Receipt facility pursuant to which holders of our ordinary shares can receive American Depositary Receipts, evidencing ADSs, against the deposit of their ordinary shares with Citibank, N.A., which acts as depositary on our behalf. The selling shareholders have deposited their ordinary shares in our American Depositary Receipt facility and consequently may offer and sell ADSs on the Nasdaq Capital Market at prevailing market prices. The selling shareholders may also offer and sell the ordinary shares in privately negotiated transactions at prices other than the then prevailing market price.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth, on an IFRS basis, our capitalization as of March 31, 2008 on an actual basis and as adjusted to give effect to the Private Placement (as defined below) as if the Private Placement occurred on or before March 31, 2008.  This table should be read in conjunction with our consolidated financial statements as of and for the two years ended December 31, 2007 set forth in our annual report on Form 20-F (incorporated by reference herein), together with our quarterly earning release and interim financial information furnished under Form 6-K on May 19, 2008.

As at March 31, 2008, Amarin Corporation plc held approximately $8.8 million of cash balances.

	Actual $’000	Pro forma $’000
Long Term Debt[1]	2,694	-
Shareholders’ equity:
Ordinary share capital	13,040	25,906
Treasury shares	(217)	(217)
Capital redemption reserve	27,633	27,633
Other reserves (share based payments, warrants, etc.)	21,925	13,650
Share premium account	147,918	161,666
Profit and loss account — (deficit)	(192,784)	(192,784)
Total shareholders’ equity	17,515	35,854
Total capitalization	20,209	35,854

In May 2008, the Company issued 13,043,479 ordinary shares to the selling shareholders identified herein and eight Series A preference shares to certain of such selling shareholders for an aggregate consideration of $30 million in a private placement (the “Private Placement”).  For more information on the Private Placement, see “Selling Shareholders”.  The pro forma information above shows the estimated impact of the Private Placement on the balances as at March 31, 2008 (including the repayment of all of the outstanding principal amount of the Debentures).  Expenses associated with the Private Placement and the preparation and filing of this registration statement have been estimated and offset against the share premium account.  Details of these expenses can be found in the section entitled “Offering Expenses” on page 22.

[1]
Represents the accounting fair value, at March 31, 2008, of $2.75 million in aggregate principal amount of three-year convertible Debentures issued in December 2007.  The Debentures were redeemed and the principal amount repaid in full on May 29, 2008 with a portion of the proceeds of the Private Placement.

PRICE HISTORY

The following table sets forth the range of high and low closing sale prices for our ADSs for the periods indicated, as reported by the Nasdaq Capital Market.  These prices do not include retail mark-ups, markdowns, or commissions.  The share price information reflects historical prices and the information relating to periods prior to January 18, 2008 have not been adjusted to give effect to the one-for-ten stock consolidation which became effective on January 18, 2008.

	US$ High	US$ Low
Fiscal Year Ended
December 31, 2003	4.81	1.39
December 31, 2004	3.99	0.53
December 31, 2005	3.40	1.06
December 31, 2006	3.74	1.27
December 31, 2007	3.78	0.23
Fiscal Year Ended December 31, 2006
First Quarter	3.74	1.27
Second Quarter	3.10	1.93
Third Quarter	2.96	2.23
Fourth Quarter	2.67	1.96
Fiscal Year Ended December 31, 2007
First Quarter	2.62	1.74
Second Quarter	3.78	0.52
Third Quarter	0.58	0.36
Fourth Quarter	0.45	0.23
Fiscal Year Ended December 31, 2008
First Quarter	3.59	1.81
Month Ended
December 2007	0.40	0.23
January 2008	2.90	1.81
February 2008	3.59	2.83
March 2008	2.95	2.59
April 2008	3.07	2.60
May 2008	2.74	2.41

On June 25, 2008, the closing price of our ADSs as reported on the Nasdaq Capital Market was $2.05 per ADS.

SELLING SHAREHOLDERS

In May 2008, the Company issued 13,043,479 ordinary shares to the selling shareholders listed below and eight Series A preference shares to certain of such selling shareholders for an aggregate consideration of $30 million in the Private Placement.

The selling shareholders are offering up to 13,043,479 ordinary shares, each represented by one ADS, in connection with this offering.

The following table sets forth certain information provided to us by the selling shareholders regarding the ordinary shares beneficially owned by such selling shareholders as of June 25, 2008, and as adjusted to reflect the sale of the ordinary shares offered by the selling shareholders under this prospectus.  The selling shareholders may sell all, some or none of their ordinary shares in this offering.  This table assumes that all ordinary shares being offered under this prospectus are sold in the offering.  The first and second columns reflect the number of ordinary shares owned by each selling shareholder.  The third column reflects the aggregate number of ordinary shares being offered by the selling shareholders.  To our knowledge, each of the selling shareholders has sole investment power and sole voting power, except where joint ownership is indicated.  Except as set forth below, none of the selling shareholders holds or has held within the past three years any position or office with us.  To our knowledge, except as set forth below, none of the selling shareholders has or has had within the past three years any material relationships with us.

Selling Shareholder	Ordinary Shares Owned Prior to Offering(1)	Percentage of Ordinary Shares Owned Prior to Offering(1)(2)	Ordinary Shares to be Offered	Ordinary Shares to be Owned Upon Completion of the Offering(1)	Percentage of Ordinary Shares to be Owned Upon Completion of the Offering(1)(2)
Sofinnova Venture Partners VII, L.P.(3) c/o Sofinnova Ventures, Inc. 140 Geary St., 10th Fl. San Francisco, CA 94108	3,586,957	12.06%	3,586,957	0	0%
Caduceus Private Investments III, LP(4) c/o OrbiMed Advisors, LLC 767 Third Ave., 30th Fl. New York, NY 10017	3,230,107	10.86%	3,230,107	0	0%
OrbiMed Associates III, LP(5) c/o OrbiMed Advisors, LLC 767 Third Ave., 30th Fl. New York, NY 10017	30,763	0.10%	30,763	0	0%
Panorama Capital, L.P.(6) c/o Panorama Capital Management, LLC 2440 Sand Hill Rd., Suite 302 Menlo Park, CA 94025	1,847,826	6.21%	1,847,826	0	0%
Thomas, McNerney & Partners II, L.P.(7) c/o Thomas, McNerney & Partners II, LLC 60 S. 6th St., Suite 3620 Minneapolis, MN 55402	2,143,913	7.21%	2,143,913	0	0%

TMP Nominee II, LLC(8) c/o Thomas, McNerney & Partners II, LLC 60 S. 6th St., Suite 3620 Minneapolis, MN 55402	22,391	0.08%	22,391	0	0%
TMP Associates II, L.P. (9) c/o Thomas, McNerney & Partners II, LLC 60 S. 6th St., Suite 3620 Minneapolis, MN 55402	7,609	0.03%	7,609	0	0%
Longitude Venture Partners, L.P.(10) c/o Longitude Capital Partners, LLC 3000 Sand Hill Rd. Bldg. 1, Suite 230 Menlo Park, CA 94025	1,086,957	3.65%	1,086,957	0	0%
Fountain Healthcare Partners Fund 1, L.P. c/o Fountain Healthcare Partners Ltd. Adelaide Chambers Peter St. Dublin 2, Ireland	217,391	0.73%	217,391	0	0%
Sunninghill Limited(11) P.O. Box 76 Kleinwort Benson House Wests Centre, St. Helier Jersey JE4 8PQ	1,469,090	4.94%	521,739	947,351	3.18%
Simon Kukes(12) Samara Nafta Smolensky Blvd. 4 Moscow 119034 Russia	1,279,696	4.30%	326,087	953,609	3.21%
Michael Walsh(13) 45 Wellington Road Ballsbridge Dublin 4, Ireland	76,829	0.26%	21,739	55,090	0.19%
Total	14,999,529	50.42%	13,043,479	1,956,050	6.57%

(1)           Does not include ordinary shares which the selling shareholders have the option to purchase, exercisable at any time through completion or waiver of agreed milestones, in an amount up to approximately $30 million in a second tranche of the Private Placement.  If this second tranche occurs, the per share purchase price for each ordinary share purchased in the second tranche will equal the lesser of (a) $2.60 and (b) the product of (i) the average of the volume weighted average prices as published on the HP screen on Bloomberg of the ADSs as reported on Nasdaq for each of the 30 trading days immediately prior to the closing date of the second tranche and (ii) 1.13.

(2)           Shares outstanding used in this computation include 27,046,716 ordinary shares outstanding as of June 25, 2008 and 2,704,643 ordinary shares issuable upon exercise of warrants, options or other rights currently outstanding that are currently exercisable or exercisable within the next 60 days.

(3)           Sofinnova Management VII, L.L.C., the general partner of Sofinnova Venture Partners VII, L.P., may be deemed to have shared voting power and shared dispositive power, and Michael F. Powell, PhD., James I Healy, MD, PhD, and Eric P. Buatois, the managing members of Sofinnova Management VII, L.L.C., may be deemed to have shared power to vote and shared power to dispose of these shares.  Dr. Healy is a non-executive director of the Company.

(4)           OrbiMed Capital GP III LLC, the general partner of Caduceus Private Investments III, LP, may be deemed to have shared voting power and shared dispositive power, and Samuel D. Isaly, the managing partner of OrbiMed Capital GP III LLC, may be deemed to have shared power to vote and shared power to dispose of theses shares.  Carl L. Gordon, a partner in OrbiMed Capital GP III LLC, is a non-executive director of the Company.

(5)           OrbiMed Advisors LLC, the general partner of OrbiMed Associates III, LP, may be deemed to have shared voting power and shared dispositive power, and Samuel D. Isaly, the managing partner of OrbiMed Advisors LLC, may be deemed to have shared power to vote and shared power to dispose of theses shares.  Carl L. Gordon, a partner in OrbiMed Advisors LLC, is a non-executive director of the Company.

(6)           Panorama Capital Management, LLC, the general partner of Panorama Capital, L.P., may be deemed to have shared voting power and shared dispositive power, and Srinivas Akkaraju, MD, PhD, Christopher J. Albinson, Rodney A. Ferguson, Shahan D. Soghikian and Damion Wicker, the managing members of Panorama Capital Management, LLC, may be deemed to have shared power to vote and shared power to dispose of these shares.  Dr. Akkaraju is a non-executive director of the Company.

(7)           Thomas, McNerney & Partners II, LLC, the general partner of Thomas McNerney & Partners II, L.P., may be deemed to have shared voting power and shared dispositive power, and James Thomas, Pete McNerney, Alex Zisson, Pratik Shah and Eric Aguiar, MD, the managing members of Thomas, McNerney & Partners II, LLC, may be deemed to have shared power to vote and shared power to dispose of these shares.  Dr. Aguiar is a non-executive director of the Company.

(8)           James Thomas and Pete McNerney, the managing members of TMP Nominee II, LLC, may be deemed to have shared power to vote and shared power to dispose of these shares.

(9)           Thomas, McNerney & Partners II, LLC, the general partner of TMP Associates II, L.P., may be deemed to have shared voting power and shared dispositive power, and James Thomas, Pete McNerney, Alex Zisson, Pratik Shah and Eric Aguiar, MD, the managing members of Thomas, McNerney & Partners II, LLC, may be deemed to have shared power to vote and shared power to dispose of these shares.  Dr. Aguiar is a non-executive director of the Company.

(10)           Longitude Capital Associates, L.P., an affiliate of Longitude Venture Partners, L.P., and Longitude Capital Partners, LLC, the general partner of Longitude Venture Partners, L.P. and Longitude Capital Associates, L.P., may be deemed to have shared voting power and shared dispositive power, and Patrick Enright and Juliet Tammenoms Bakker, the managing members of Longitude Capital Partners, LLC, may be deemed to have shared power to vote and shared power to dispose of these shares.

(11)           Sunninghill Limited is an entity controlled by Dr. John Climax, one of our non-executive directors.

(12)           Simon Kukes served as a non-executive director of the Company until May 16, 2008.

(13)           Michael Walsh served as a non-executive director of the Company until May 16, 2008.

PLAN OF DISTRIBUTION

We are registering the ordinary shares on behalf of the selling shareholders.  As used in this prospectus, selling shareholders includes donees and pledgees selling ordinary shares or ADSs received from a selling shareholder after the date of this prospectus.  We will bear all costs, expenses and fees incurred by us in connection with the registration of the ordinary shares offered by this prospectus.  The selling shareholders will bear brokerage commissions and similar selling expenses, if any, attributable to the sale of ordinary shares or ADSs, as well as any fees and disbursements of counsel to the selling shareholders. Selling shareholders may effect sales of ordinary shares or ADSs from time to time in one or more types of private transactions at negotiated prices or such other prices as the selling shareholders determine.  Alternatively, the selling shareholders may from time to time effect sales of ADSs representing ordinary shares in one or more types of transactions on the Nasdaq Capital Market, which may include block transactions, in the over-the-counter market, in negotiated transactions, through options transactions relating to the ADSs, or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices.  Selling shareholders also may resell all or a portion of their ordinary shares or ADSs in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided they meet the criteria and conform to the requirements of such rule.  Any of the transactions described above may or may not involve brokers or dealers.  To the Company’s knowledge, the selling shareholders have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of ordinary shares are ADSs by the selling shareholders.

The selling shareholders may effect such transactions by selling ordinary shares or ADSs directly to purchasers or to or through broker-dealers, which may act as agents or principals.  Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling shareholders and/or the purchasers of ordinary shares or ADSs for whom such broker-dealers may act as agents or to whom they sell as principal, or both.  Compensation as to a particular broker-dealer might be in excess of customary commissions.

The selling shareholders and any broker-dealers that act in connection with the sale of ordinary shares or ADSs might be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the ordinary shares or ADSs sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act.  We have agreed to indemnify the selling shareholders against certain liabilities, including liabilities arising under the Securities Act.  The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the ordinary shares or ADSs against certain liabilities, including liabilities arising under the Securities Act.

Because selling shareholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act.  The selling shareholders have agreed not to take any action that would constitute a violation of U.S. federal or state or foreign securities laws, including Regulation M under the Exchange Act.  Regulation M generally provides that, during an offering by selling shareholders, such shareholders may not bid for, purchase, or attempt to induce any person to bid for or purchase, the securities being offered.

Upon a selling shareholder notifying us that he, she or it has entered into any material arrangement with a broker-dealer for the sale of ordinary shares or ADSs through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling shareholder and of the participating broker-dealer(s), (ii) the number of ordinary shares or ADSs involved, (iii) the price at which such ordinary shares or ADSs were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealers(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus and (vi) other facts material to the transaction.

OFFERING EXPENSES

We will bear all costs, expenses and fees incurred by us in connection with the registration of the ordinary shares offered by this prospectus.  The selling shareholders will bear brokerage commissions and similar selling expenses, if any, attributable to the sale of ordinary shares or ADSs, as well as any fees and disbursements of counsel to the selling shareholders.  The price paid for the ordinary shares by the selling shareholders pursuant to the Private Placement included costs of issuance, such as any stamp duty or stamp duty reserve tax with respect thereto or any other cost incurred by the Company in connection with the issuance of the securities.

The following table sets forth the estimated expenses payable by us in connection with the Private Placement and the offering described in this registration statement.  All amounts are subject to future contingencies other than the SEC registration fee.

Securities and Exchange Commission Registration Fee	$1,043
Placement Fees and Expenses related to the Private Placement	1,880,950
Legal Fees and Expenses	1,045,000
Initial Stamp Duty*	450,000
Miscellaneous	10,000
Total	$3,386,993

*Stamp duty reserve tax is imposed upon the conversion of the ordinary shares being registered hereunder into ADSs and is payable at a rate of 1.5% of the market value of the ordinary shares on the date of conversion which occurred in May 2008.  The stamp duty or stamp duty reserve tax incurred by the Company in connection with the issuance of the securities was included in the price paid for the ordinary shares by the selling shareholders pursuant to the Private Placement.  For the purpose of this calculation we have used the closing price on the Nasdaq Capital Market on June 25, 2008 of $2.05 based on the initial conversion of 13,043,479 ordinary shares into ADSs.

EXPERTS

The financial statements incorporated in this registration statement by reference to our annual report on Form 20-F for the year ended December 31, 2007 have been so incorporated in reliance on the report of PricewaterhouseCoopers, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

The validity of the ordinary shares offered hereby has been passed upon by Kirkpatrick & Lockhart Preston Gates Ellis LLP (registered in England).

DISCLOSURE OF COMMISSION POSITION ON

INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

As described in the registration statement of which this prospectus forms a part, our articles of association and certain provisions of English law contain provisions relating to the ability of our officers and directors to be indemnified by us for costs, charges, expenses, losses and other liabilities which are sustained or incurred in the performance of the officer’s or director’s duties for us.  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the charter provision, by-law, contract, arrangements, statute or otherwise, we acknowledge that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8.  Indemnification of Directors and Officers

Except as hereinafter set forth, there is no provision of the Company’s Memorandum and Articles of Association or any contract, arrangement or statute under which any director or officer of the Company is insured or indemnified in any manner against liability which he may incur in his capacity as such.

Article 192 of the Company’s Articles of Association provides:

Subject to and so far as may be permitted by the Acts, every director or other officer and the Auditors of the Company shall be indemnified out of the assets of the Company against all costs, charges, expenses, losses and liabilities which he may sustain or incur in or about the execution of his office or otherwise in relation thereto in respect of any liability incurred by him in defending any proceedings, civil or criminal, which relate to anything done or omitted or alleged to have been done or omitted by him as an officer or employee of the Company and in which judgment is given in his favour, or the proceedings otherwise disposed of without any finding or admission of any material breach of duty on his part, or in which he is acquitted or in connection with any application under any statute for relief from liability in respect of any such act or omission in which relief is granted by the Court. Such other indemnities shall be provided to every Director or other officer as are appropriate and in accordance with the law.

Article 192 may, however, be updated at the Company's next annual general meeting to reflect certain changes brought in by the UK Companies Act 2006 (the "2006 Act") including, in particular the extension of the indemnity to pension trustees. These changes are, however, subject to shareholder consent.

Traditionally, companies cannot exempt directors and auditors from, or indemnify them against, liability where they are negligent, in default, or in breach of duty or trust. The reason for this is that directors owe duties to their company and Parliament has considered in the past that, in the interests of shareholders, directors should have to face the consequences of their derelictions of duty.

This basic prohibition still stands but pursuant to the UK Companies (Audit, Investigations and Community Enterprise) Act 2004 and as re-enacted and amended by the 2006 Act, companies can take advantage of a specific exemption to indemnify directors against liabilities to third parties, and can pay directors' costs of defense proceedings as they are incurred (subject to an obligation to repay if the defense is not successful). This was to address concerns that directors of companies with a US listing may face class actions in the US and to help alleviate (at least in the short term) the cost to directors of lengthy court proceedings. The key points of the 2006 Act are:

•
Companies may indemnify directors against the legal and financial costs of proceedings brought by third parties. This does not extend to the legal costs of unsuccessful defence of criminal proceedings, fines imposed by criminal proceedings and fines imposed by regulatory bodies;

•
Companies may pay directors' defence costs as they are incurred in civil or criminal cases, even if the action is brought by the company itself. However, a director in this situation will be required to pay any damages awarded to the company and to reimburse the company if he fails in his defence (unless the company has indemnified him in respect of his legal costs incurred in civil third party proceedings);

•
Pension trustee companies (and their associated companies) may indemnify a director of a qualifying pension scheme against liability incurred in connection with the company's activities as trustee of that scheme;

•	Companies may not provide indemnities to directors of UK-incorporated associated companies where it would be unlawful for that indemnity to be provided by the associated company;
•	Companies may indemnify officers other than directors;
•	Funds provided by the company to a director for these purposes are permitted under section 330 of the Companies Act 1985;
•	Any indemnities provided by a company will need to be disclosed in the directors' report and shareholders will be able to inspect any indemnification agreement;

•	A decision to indemnify directors under the new rules can be taken by a Company's board and no shareholder vote is required by the legislation; and
•	Shareholders may by ordinary resolution ratify an act of a director, although the votes of the relevant director or any person connected with him will not be counted.

In addition, companies can obtain liability insurance for directors and can also pay directors' legal costs if they are successful in defending legal proceedings.

The Company has entered into deeds of indemnification with the following directors: Thomas G. Lynch, Dr. William Mason, Dr. John Climax and Anthony Russell-Roberts.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the charter provision, by-law, contract, arrangements, statute or otherwise, the Company acknowledges that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Item 9.  Exhibits

4.1	Form of Deposit Agreement, dated as of March 29, 1993, among the Group, Citibank, N.A., as Depositary, and all holders from time to time of American Depositary Receipts issued thereunder(1)
4.2
Amendment No. 1 to Deposit Agreement, dated as of October 8, 1998, among the Group, Citibank, N.A., as Depositary, and all holders from time to time of the American Depositary Receipts issued thereunder(2)

4.3
Amendment No. 2 to Deposit Agreement, dated as of September 25, 2002 among the Group, Citibank N.A., as depositary, and all holders from time to time of the American Depositary Receipts issued thereunder(3)

4.4	Form of Ordinary Share certificate(4)
4.5	Form of American Depositary Receipt evidencing ADSs (included in Exhibit 2.3)(3)
4.6	Form of Equity Securities Purchase Agreement dated May 13, 2008 between Amarin Corporation plc and the Purchasers named therein(5)
5.1	Opinion of Kirkpatrick &Lockhart Preston Gates Ellis LLP as to the validity of the ordinary shares in May 2008*
23.1	Consent of PricewaterhouseCoopers *
23.2	Consent of Kirkpatrick &Lockhart Preston Gates Ellis LLP*
24.1	Power of Attorney (included as part of the signature pages hereof)

*	Filed herewith
(1)	Incorporated herein by reference to certain exhibits to the Group’s Registration Statement on Form F-1, File No. 33-58160, filed with the Securities and Exchange Commission on February 11, 1993.
(2)
Incorporated herein by reference to Exhibit (a)(i) to the Group’s Registration Statement on Post-Effective Amendment No. 1 to Form F-6, File No. 333-5946, filed with the Securities and Exchange Commission on October 8, 1998.

(3)
Incorporated herein by reference to Exhibit (a)(ii) to the Group’s Registration Statement on Post-Effective Amendment No. 2 to Form F-6, File No. 333-5946, filed with the Securities and Exchange Commission on September 26, 2002.

(4)
Incorporated herein by reference to certain exhibits to the Group’s Annual Report on Form 20-F for the year ended December 31, 2002, filed with the Securities and Exchange Commission on April 24, 2003.

(5)	Incorporated herein by reference to certain exhibits to the Group’s Annual Report on Form 20-F for the year ended December 31, 2007, filed with the Securities and Exchange Commission on May 19, 2008.

Item 10.  Undertakings

The undersigned registrant hereby undertakes:

(1)           To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)           To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)           To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)           To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)           That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(3)           To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)           If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by §210.3-19 of this chapter at the start of any delayed offering or throughout a continuous offering.  Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.  Not withstanding the foregoing, with respect to registration statements on Form F-3 (§239.33 of this chapter), a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or §210.3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

The undersigned registrant hereby further undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby further undertakes that:

(1)           For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)           For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form F-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Dublin, Ireland, on June 27, 2008.

AMARIN CORPORATION PLC

By: /s/ Thomas G. Lynch
Name: Thomas G. Lynch
Title: Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Thomas G. Lynch and Alan Cooke, or either of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all pre- or post-effective amendments to this Registration Statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates stated.

/s/ Thomas G. Lynch Name: Thomas G. Lynch Title: Chief Executive Officer, Chairman and Director Date: June 27, 2008

/s/ Alan Cooke Name: Alan Cooke Title: President, Chief Operating Officer and Chief Financial Officer (principal financial officer) Date: June 27, 2008

/s/ Conor Dalton Name: Conor Dalton Title: Vice President Finance (principal accounting officer) Date: June 27, 2008

/s/ Dr. William Mason Name: Dr. William Mason Title: Director (Lead Independent Director) Date: June 27, 2008

II-1

/s/ Eric Aguiar Name: Eric Aguiar, MD Title: Director Date: June 27, 2008

/s/ Srinivas Akkaraju Name: Srinivas Akkaraju, MD, PhD Title: Director Date: June 27, 2008

/s/ James I. Healy Name: James I. Healy, MD, PhD Title: Director Date: June 27, 2008

/s/ Carl L. Gordon Name: Carl L. Gordon Title: Director Date: June 27, 2008

/s/ Donald J. Puglisi Name: Donald J. Puglisi Title: Authorized Representative in the United States Date: June 27, 2008

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EXHIBIT INDEX

4.1	Form of Deposit Agreement, dated as of March 29, 1993, among the Group, Citibank, N.A., as Depositary, and all holders from time to time of American Depositary Receipts issued thereunder (1)
4.2
Amendment No. 1 to Deposit Agreement, dated as of October 8, 1998, among the Group, Citibank, N.A., as Depositary, and all holders from time to time of the American Depositary Receipts issued thereunder (2)

4.3
Amendment No. 2 to Deposit Agreement, dated as of September 25, 2002 among the Group, Citibank N.A., as depositary, and all holders from time to time of the American Depositary Receipts issued thereunder (3)

4.4	Form of Ordinary Share certificate (4)
4.5	Form of American Depositary Receipt evidencing ADSs (included in Exhibit 2.3) (3)
4.6	Form of Equity Securities Purchase Agreement dated May 13, 2008 between Amarin Corporation plc and the Purchasers named therein (5)
5.1	Opinion of Kirkpatrick &Lockhart Preston Gates Ellis LLP as to the validity of the ordinary shares in May 2008 *
23.1	Consent of PricewaterhouseCoopers *
23.2	Consent of Kirkpatrick &Lockhart Preston Gates Ellis LLP *
24.1	Power of Attorney (included as part of the signature pages hereof)

*	Filed herewith
(1)	Incorporated herein by reference to certain exhibits to the Group’s Registration Statement on Form F-1, File No. 33-58160, filed with the Securities and Exchange Commission on February 11, 1993.
(2)
Incorporated herein by reference to Exhibit (a)(i) to the Group’s Registration Statement on Post-Effective Amendment No. 1 to Form F-6, File No. 333-5946, filed with the Securities and Exchange Commission on October 8, 1998.

(3)
Incorporated herein by reference to Exhibit (a)(ii) to the Group’s Registration Statement on Post-Effective Amendment No. 2 to Form F-6, File No. 333-5946, filed with the Securities and Exchange Commission on September 26, 2002.

(4)
Incorporated herein by reference to certain exhibits to the Group’s Annual Report on Form 20-F for the year ended December 31, 2002, filed with the Securities and Exchange Commission on April 24, 2003.

(5)	Incorporated herein by reference to certain exhibits to the Group’s Annual Report on Form 20-F for the year ended December 31, 2007, filed with the Securities and Exchange Commission on May 19, 2008.

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